UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 30 November 2023)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (01 November 2023)	Announcement Transaction in Own Shares (01 November 2023)
Announcement Transaction in Own Shares (02 November 2023)	Announcement Transaction in Own Shares (03 November 2023)
Announcement Transaction in Own Shares (06 November 2023)	Announcement Transaction in Own Shares (08 November 2023)
Announcement Director/PDMR Shareholding (08 November 2023)	Announcement Transaction in Own Shares (08 November 2023)
Announcement Transaction in Own Shares (09 November 2023)	Announcement Transaction in Own Shares (10 November 2023)
Announcement Director/PDMR Shareholding (13 November 2023)	Announcement Director/PDMR Shareholding (13 November 2023)
Announcement Transaction in Own Shares (13 November 2023)	Announcement Transaction in Own Shares (14 November 2023)
Announcement Holding(s) in Company (15 November 2023)	Announcement Transaction in Own Shares (15 November 2023)
Announcement Transaction in Own Shares (16 November 2023)	Announcement Transaction in Own Shares (17 November 2023)
Announcement Transaction in Own Shares (20 November 2023)	Announcement Transaction in Own Shares (22 November 2023)
Announcement Transaction in Own Shares (22 November 2023)	Announcement Transaction in Own Shares (24 November 2023)
Announcement Transaction in Own Shares (27 November 2023)	Announcement Transaction in Own Shares (27 November 2023)
Announcement Transaction in Own Shares (29 November 2023)	Announcement Transaction in Own Shares (30 November 2023)
Announcement Transaction in Own Shares (30 November 2023)

Diageo PLC – Total Voting Rights
Dated 01 November 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 October 2023 consisted of 2,454,491,553 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 210,094,957 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,244,396,596 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 November 2023

Diageo PLC – Transaction in Own Shares
Dated 01 November 2023

Diageo plc
Transaction in Own Shares
01 November 2023

Diageo plc ('Diageo') announces that on 01 November 2023 it has purchased 440,476 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
01 November2023	440,476	3,147.50	3,099.50	3,129.42	XLON
01 November2023	-	-	-	-	CHIX
01 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1001S_1-2023-11-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 02 November 2023

Diageo plc
Transaction in Own Shares
02 November 2023

Diageo plc ('Diageo') announces that on 02 November 2023 it has purchased 450,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
02 November2023	450,000	3,205.00	3,147.00	3,187.48	XLON
02 November2023	-	-	-	-	CHIX
02 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2540S_1-2023-11-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 03 November 2023

Diageo plc
Transaction in Own Shares
03 November 2023

Diageo plc ('Diageo') announces that on 03 November 2023 it has purchased 447,105 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
03 November2023	447,105	3,219.00	3,182.50	3,202.32	XLON
03 November2023	-	-	-	-	CHIX
03 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3982S_1-2023-11-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 06 November 2023

Diageo plc
Transaction in Own Shares
06 November 2023

Diageo plc ('Diageo') announces that on 06 November 2023 it has purchased 103,540 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
06 November2023	103,540	3,195.00	3,172.50	3,184.05	XLON
06 November2023	-	-	-	-	CHIX
06 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5470S_1-2023-11-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 08 November 2023

Diageo plc
Transaction in Own Shares
07 November 2023

Diageo plc ('Diageo') announces that on 07 November 2023 it has purchased 104,646 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
07 November2023	104,646	3,200.00	3,178.00	3,191.09	XLON
07 November2023	-	-	-	-	CHIX
07 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7046S_1-2023-11-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 08 November 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Valérie Chapoulaud-Floquet who participates in a Dividend Reinvestment Plan received Ordinary Shares in respect of the final dividend paid on 12 October 2022.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

8 November 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Valérie Chapoulaud-Floquet
2.	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the final dividend paid on 12 October 2022.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£31.15	32
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-10-18
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 08 November 2023

Diageo plc
Transaction in Own Shares
08 November 2023

Diageo plc ('Diageo') announces that on 08 November 2023 it has purchased 104,707 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08 November2023	104,707	3,238.00	3,189.50	3,219.38	XLON
08 November2023	-	-	-	-	CHIX
08 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8513S_1-2023-11-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 09 November 2023

Diageo plc
Transaction in Own Shares
09 November 2023

Diageo plc ('Diageo') announces that on 09 November 2023 it has purchased 101,758 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
09 November2023	101,758	3,268.00	3,217.50	3,245.52	XLON
09 November2023	-	-	-	-	CHIX
09 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0047T_1-2023-11-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 10 November 2023

Diageo plc
Transaction in Own Shares
10 November 2023

Diageo plc ('Diageo') announces that on 10 November 2023 it has purchased 167,681 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
10 November2023	167,681	2,932.00	2,719.00	2,785.06	XLON
10 November2023	-	-	-	-	CHIX
10 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1465T_1-2023-11-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 13 November 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 November 2023, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.
purchase of partnership shares using deductions from salary; and
2.
award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

13 November 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£29.53	5
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-11-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lavanya Chandrashekar
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£29.53	5
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-11-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£29.53	5
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-11-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£29.53	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-11-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£29.53	5
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-11-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£29.53	5
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-11-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£29.53	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-11-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Director/PDMR Shareholding
Dated 13 November 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 13 November 2023, Javier Ferrán purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

13 November 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£28.60	289
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-11-13
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 13 November 2023

Diageo plc
Transaction in Own Shares
13 November 2023

Diageo plc ('Diageo') announces that on 13 November 2023 it has purchased 147,424 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
13 November2023	147,424	2,877.50	2,815.50	2,857.75	XLON
13 November2023	-	-	-	-	CHIX
13 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2958T_1-2023-11-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 14 November 2023

Diageo plc
Transaction in Own Shares
14 November 2023
Diageo plc ('Diageo') announces that on 14 November 2023 it has purchased 187,377 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
14 November2023	187,377	2,918.00	2,882.50	2,897.90	XLON
14 November2023	-	-	-	-	CHIX
14 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4529T_1-2023-11-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Holding(s) in Company
Dated 15 November 2023

TR-1: Standard form for notification of major holdings

1. Issuer Details
ISIN
GB0002374006

Issuer Name
DIAGEO PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation
Name
Massachusetts Financial Services Company

City of registered office (if applicable)
Boston

Country of registered office (if applicable)
USA

4. Details of the shareholder
Name	City of registered office	Country of registered office
MFS invests in securities of the issuer on behalf of its various mutual funds and institutional account clients and qualifies under exemption DTR 5.1.5R(1) as a U.S. Registered Investment Manager.

5. Date on which the threshold was crossed or reached
13-Nov-2023

6. Date on which Issuer notified
14-Nov-2023

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.020000	0.000000	5.020000	112879253
Position of previous notification (if applicable)	4.990000	0.000000	4.990000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0002374006 Common Stock		112879253		5.020000
Sub Total 8.A	112879253		5.020000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation
2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Massachusetts Financial Services Company (Chain 1)	Massachusetts Financial Services Company	5.020000		5.020000%
Massachusetts Financial Services Company (Chain 2)	Massachusetts Financial Services Company	5.020000		5.020000%
Massachusetts Financial Services Company (Chain 2)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 3)	Massachusetts Financial Services Company	5.020000		5.020000%
Massachusetts Financial Services Company (Chain 3)	MFS International Limited
Massachusetts Financial Services Company (Chain 3)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 3)	MFS International (U.K.) Limited
Massachusetts Financial Services Company (Chain 4)	Massachusetts Financial Services Company	5.020000		5.020000%
Massachusetts Financial Services Company (Chain 4)	MFS Heritage Trust Company
Massachusetts Financial Services Company (Chain 5)	Massachusetts Financial Services Company	5.020000		5.020000%
Massachusetts Financial Services Company (Chain 5)	MFS Institutional Advisors, Inc.
Massachusetts Financial Services Company (Chain 5)	MFS Investment Management Canada Limited
Massachusetts Financial Services Company (Chain 6)	Massachusetts Financial Services Company	5.020000		5.020000%
Massachusetts Financial Services Company (Chain 6)	MFS International Limited
Massachusetts Financial Services Company (Chain 6)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 6)	MFS International Australia Pty Ltd
Massachusetts Financial Services Company (Chain 7)	Massachusetts Financial Services Company	5.020000		5.020000%
Massachusetts Financial Services Company (Chain 7)	MFS International Limited
Massachusetts Financial Services Company (Chain 7)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 7)	MFS Investment Management K.K.
Massachusetts Financial Services Company (Chain 8)	Massachusetts Financial Services Company	5.020000		5.020000%
Massachusetts Financial Services Company (Chain 8)	MFS International Limited
Massachusetts Financial Services Company (Chain 8)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 8)	MFS Investment Management Company (LUX) S.a r.l.
Massachusetts Financial Services Company (Chain 9)	Massachusetts Financial Services Company	5.020000		5.020000%
Massachusetts Financial Services Company (Chain 9)	MFS International Limited
Massachusetts Financial Services Company (Chain 9)	MFS International Holdings Pty Ltd
Massachusetts Financial Services Company (Chain 9)	MFS International Singapore Pte. Ltd.

10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion
14-Nov-2023

13. Place Of Completion
Boston

Diageo PLC – Transaction in Own Shares
Dated 15 November 2023

Diageo plc
Transaction in Own Shares
15 November 2023
Diageo plc ('Diageo') announces that on 15 November 2023 it has purchased 176,542 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 November2023	176,542	2,955.00	2,837.00	2,886.45	XLON
15 November2023	-	-	-	-	CHIX
15 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6112T_1-2023-11-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 16 November 2023

Diageo plc
Transaction in Own Shares
16 November 2023
Diageo plc ('Diageo') announces that on 16 November 2023 it has purchased 203,275 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
16 November2023	203,275	2,856.50	2,797.50	2,814.70	XLON
16 November2023	-	-	-	-	CHIX
16 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7503T_1-2023-11-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 17 November 2023

Diageo plc
Transaction in Own Shares
17 November 2023
Diageo plc ('Diageo') announces that on 17 November 2023 it has purchased 200,703 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
17 November2023	200,703	2,822.50	2,791.50	2,810.43	XLON
17 November2023	-	-	-	-	CHIX
17 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8954T_1-2023-11-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 20 November 2023

Diageo plc
Transaction in Own Shares
20 November 2023
Diageo plc ('Diageo') announces that on 20 November 2023 it has purchased 191,642 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 November2023	191,642	2,835.00	2,795.00	2,811.10	XLON
20 November2023	-	-	-	-	CHIX
20 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0502U_1-2023-11-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 November 2023

Diageo plc
Transaction in Own Shares
21 November 2023
Diageo plc ('Diageo') announces that on 21 November 2023 it has purchased 187,970 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 November2023	187,970	2,809.00	2,790.00	2,797.97	XLON
21 November2023	-	-	-	-	CHIX
21 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1967U_1-2023-11-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 November 2023

Diageo plc
Transaction in Own Shares
22 November 2023
Diageo plc ('Diageo') announces that on 22 November 2023 it has purchased 169,159 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 November2023	169,159	2,851.50	2,814.50	2,833.64	XLON
22 November2023	-	-	-	-	CHIX
22 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3838U_1-2023-11-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 24 November 2023

Diageo plc
Transaction in Own Shares
23 November 2023
Diageo plc ('Diageo') announces that on 23 November 2023 it has purchased 161,881 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 November2023	161,881	2,831.50	2,807.50	2,820.23	XLON
23 November2023	-	-	-	-	CHIX
23 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares. http://www.rns-pdf.londonstockexchange.com/rns/5258U_1-2023-11-23.pdf

A full breakdown of the individual trades is attached to this announcement.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 27 November 2023

Diageo plc
Transaction in Own Shares
24 November 2023
Diageo plc ('Diageo') announces that on 24 November 2023 it has purchased 200,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
24 November2023	200,000	2,829.50	2,805.00	2,821.71	XLON
24 November2023	-	-	-	-	CHIX
24 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6625U_1-2023-11-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 27 November 2023

Diageo plc
Transaction in Own Shares
27 November 2023
Diageo plc ('Diageo') announces that on 27 November 2023 it has purchased 149,912 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
27 November2023	149,912	2,836.50	2,814.50	2,822.73	XLON
27 November2023	-	-	-	-	CHIX
27 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8199U_1-2023-11-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 29 November 2023

Diageo plc
Transaction in Own Shares
28 November 2023
Diageo plc ('Diageo') announces that on 28 November 2023 it has purchased 164,485 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 November2023	164,485	2,786.00	2,756.00	2,775.67	XLON
28 November2023	-	-	-	-	CHIX
28 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9735U_1-2023-11-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 30 November 2023

Diageo plc
Transaction in Own Shares
29 November 2023
Diageo plc ('Diageo') announces that on 29 November 2023 it has purchased 172,321 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
29 November2023	172,321	2,772.00	2,740.00	2,751.15	XLON
29 November2023	-	-	-	-	CHIX
29 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1224V_1-2023-11-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 30 November 2023

Diageo plc
Transaction in Own Shares
30 November 2023
Diageo plc ('Diageo') announces that on 30 November 2023 it has purchased 164,339 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
30 November2023	164,339	2,783.50	2,730.00	2,766.78	XLON
30 November2023	-	-	-	-	CHIX
30 November2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2970V_1-2023-11-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 1 December 2023

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary